Exhibit-(a)(7)
CSK AUTO ANNOUNCES TERMINATION OF TENDER OFFER FOR 4 5/8% SENIOR EXCHANGEABLE NOTES
PHOENIX, AZ, July 24, 2006—CSK Auto, Inc. (“Auto”), wholly owned subsidiary of CSK Auto Corporation (NYSE: CAO) (the “Company”), announced today the termination of its previously announced cash tender offer (the “Tender Offer”) for its $100,000,000 aggregate principal amount of 4 5/8% Senior Exchangeable Notes due 2025 (the “4 5/8% Notes”) because the minimum tender condition for the Tender Offer was not satisfied. The Tender Offer expired at 5:00 p.m., Eastern Daylight Time, on July 21, 2006 (the “Expiration Time”). As of the Expiration Time, $33,975,000 aggregate principal amount of the 4 5/8% Notes (representing approximately 34% of the outstanding principal amount) had been tendered and not withdrawn. All 4 5/8% Notes tendered in the Tender Offer will be returned to tendering holders or their appointed custodians.
CSK Auto Corporation is the parent company of CSK Auto, Inc., a specialty retailer in the automotive aftermarket. As of April 30, 2006, the Company operated 1,288 stores in 22 states under the brand names Checker Auto Parts, Schuck’s Auto Supply, Kragen Auto Parts and Murray’s Discount Auto Stores.
CONTACT: CSK Auto Corporation
Brenda Bonn, 602-631-7483 (Investor Contact)
or
Ashton Partners
Mike Banas, 312-553-6704 (Media Contact)